EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Re: Group forecast update for 2015

The company is updating the forecast issued concerning the main parameters of the group’s financial results for 2015 (see section 1.5 of Chapter One of the company’s periodic report for 2014, which was published on 26 March, 2015, Ref. No. 2015-01-062005 (“the periodic report"), and the forecast update issued in the immediate report of 15 November, 2015), as follows:

●	The net profit to shareholders is expected to be approximately NIS 1.7 billion.

●	The EBITDA is expected to be approximately NIS 4.25 billion.

●	The group's free cash flow is expected to be approximately NIS 2.25 billion.

The company’s forecasts detailed in this immediate report are forward-looking information, as defined in the Securities Law 5728-1968. The forecasts are based on the company’s assessments, assumptions and expectations, including the effects of provisions for the early retirement of employees in 2015, in the amount of NIS 115 million (a sum not included in advance in the forecasts that were issued) and the assumption concerning an arrangement to be reached with the Tax Authority.

The update to the forecasts is based, inter alia, on information concerning the 2015 results that is current as of the date of this report, and prior to the completion of the preparation of the company’s financial statement. Note that these data are not final and are neither audited nor reviewed.

Note that as of the date of this report, there are ongoing talks with the Tax Authority concerning an agreement in the framework of which the existing assessment proceedings concerning the company and DBS Satellite Services (1998) Ltd. (“the arrangement” and “Yes”). For details on these assessment proceedings see note 6.6.2 to the company’s consolidated 2014 financial report and note 25 to Yes’s 2014 financial report – which was issued on 26 March 1015 (as part of Chapter Three of periodic report).

At this stage it is impossible to estimate the likelihood of the arrangement and its feasibility, but at the same time, based on the proposal under discussion, the effect of the arrangement (in general terms only) is likely to be expressed as follows: A. The payment of a sum required by the income tax authority, and which was included in the company’s provisions (see section 4.5A(b) of the amended transaction report of 12 March, 2015); B. The recognition of all the losses, for application in the framework of the merger between the company and Yes, to the extent implemented (for details see note 6.4.3 (Chapter Three) of the periodic report); C. The recording of the company’s investments in Yes as capital; D. The full payment of the portion conditional on the tax, to Eurocom DBS Ltd. pursuant to the agreement for the purchase of Eurocom’s holdings and rights in Yes, signed and approved in 2015 (see section 4.6.4.2 of the above-mentioned transaction report); E. An increase of tens of millions of shekels in the company’s net profits.

It is noted that at this stage there is no certainty concerning the completion of the arrangement based on the data mentioned above and/or in general, with respect to its content or concerning its possible ramifications.